Exhibit 99.1

EARLY WARNING NEWS RELEASE

(Montréal, April 23, 2019) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko") announces that it has subscribed for and received from Barkerville Gold Mines Ltd. (TSXV:BGM) (“Barkerville”) 20,761,334 common shares at a price of $0.36 per common share, for an aggregate subscription price of $7,474,080.24 pursuant to a previously announced private placement (the “Private Placement”). The Private Placement was originally announced on March 27, 2019.

Immediately prior to the closing of the Private Placement, Osisko held, directly or indirectly, (i) 162,864,251 common shares of Barkerville, and (ii) warrants entitling Osisko to purchase 10,000,000 common shares of Barkerville (the “Warrants”). Assuming the exercise of the Warrants, Osisko would own 172,864,251 common shares, representing approximately 33.5% of Barkerville’s issued and outstanding common shares. Immediately following the closing of the Private Placement, Osisko owns, directly or indirectly, (i) 183,625,585 common shares, representing approximately 32.7% of Barkerville’s issued and outstanding common shares; and (ii) 10,000,000 Warrants. Assuming the exercise of the Warrants, Osisko would own 193,625,585 common shares, representing approximately 33.8% of Barkerville’s common shares that would be issued and outstanding.

Osisko acquired the Common Shares described in this press release for investment purposes. In accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire additional shares and/or other equity, debt or other securities or instruments (collectively, “Securities”) of Barkerville in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Barkerville and other relevant factors.

A copy of the early warning report to be filed by Osisko in connection with the Private Placement described above will be available on SEDAR under Barkerville’s profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 16.8% interest in Osisko Mining Inc., a 18.1% interest in Victoria Gold Corp., a 22.7% interest in Falco Resources Ltd. and an 10.6% interest in Osisko Metals Incorporated.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Joseph de la Plante Vice President, Corporate Development Tel. (514) 940-0670 jdelaplante@osiskogr.com